

May 29, 2009

Mr. Dwight L. Dunlap, Chief Financial Officer
Natural Resource Partners L.P.
601 Jefferson Street, Suite 3600
Houston, Texas 77002

> **Re:** **Natural Resource Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 7, 2009**
> **File No. 1-31564**

Dear Mr. Dunlap:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Executive Officer Compensation Strategy and Philosophy, page 76

1. You state that "for the reasons discussed in greater detail below, Mr. Robertson is compensated exclusively through long-term phantom unit grants awarded by the CNG Committee and the incentive distribution rights owned by our general partner and its affiliates." Indicate more precisely where there this detailed discussion appears, and supply it if it is not already included in the ensuing text.

Role of Compensation Experts, page 77

2.   We note your statement that "[t]he CNG Committee engaged Korn/Ferrey International in 2008 to advise it as to the market and appropriate benchmarks for companies of NRP's size and industry." Explain on a supplemental basis whether you benchmark compensation to comparator companies. See Item 402(b)(2)(xiv) of Regulation S-K. See also Regulation S-K Compliance and Disclosure Interpretation Question 118.05.

Long-Term Incentive Compensation, page 78

3.   Please state how you determined the amount of phantom units that were granted, including whether a formula was used. Please provide similar disclosure regarding your 2009 Long-Term Incentive Awards.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, Kimberly Calder at (202) 551-3701 or Chris White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579, Timothy Levenberg at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director